Mail Stop 6010


June 2, 2005


Mr. Benjamin F. McGraw III
President and Chief Executive Officer
Valentis, Inc.
863 A Mitten Rd.
Burlingame, CA 94010

      Re:	Valentis, Inc.
		Form 10-K/A for the fiscal year ended June 30, 2004
	Filed November 15, 2004
	File No. 000-22987

Dear Mr. McGraw:

      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only the issue addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K/A for the Fiscal Year Ended June 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

1. Please refer to our comment letter dated November 19, 2001, specifically comment 10. We note your response to this comment on November 21, 2001. Please tell us why you continue to exclude disclosure of the costs incurred to date, the estimated completion date and costs to complete for each of your major research and development projects. We believe this disclosure is important in helping an investor understand your use and expected use of resources in research and development activities. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities.


*    *    *    *

      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Dana Hartz, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. McGraw
Valentis, Inc.
June 2, 2005
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